Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

D 215.981.4659

F 866.422.2114

john.falco@troutman.com

October 2, 2020

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Samantha Brutlag

Re:	FundVantage Trust (“Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Ms. Brutlag,

This letter addresses the comments of the Securities and Exchange Commission’s (“SEC”) staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 237 to the Trust’s registration statement on Form N-1A filed with the Commission on July 20, 2020 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the C WorldWide International Equities Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act. We appreciate the opportunity to respond to the Staff’s comments.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

*             *             *

1.	In the investment objective section of the Prospectus, please clarify whether the Fund’s objective to exceed the market return is before or after expenses.

Response: The Prospectus has been revised to address the Staff’s comment.

2.	In the fee table, the expense limitation is set at an indefinite period of time. In order to show net expenses in the fee table, the expense limitation agreement must be in effect for at least one year. Please disclose that the fee table will remain in place for one year or show only gross expenses in the fee table.

Response: The Prospectus has been revised to address the Staff’s comment.

FundVantage Trust October 2, 2020 Page 2

3.	Please provide the completed expense example table in the response letter.

Response: The following reflects the completed expense example in Amendment No. 250 to the Trust’s Registration Statement.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $100,000 in Class I shares and $10,000 in Class A shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example assumes that the Expense Limitation remains in effect indefinitely. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I	$562	$3,486
Class A	$578	$905

4.	In the Risk/Return Summary section of the Prospectus: Investments and Risks disclosure, please:

a.	Clearly explain the definition of “ESG” including specific environmental, social or governance areas of focus.
b.	Describe the criteria the Adviser uses to identify issuers that meet ESG requirements.
c.	Disclose whether the Adviser selects investments based on an ESG index, 3rd party analysis or the Advisers proprietary screens.
d.	Describe the Advisers due diligence process for applying its ESG analysis, 3rd party data and analysis and ESG indexes.
e.	Disclose whether the ESG criteria is applied to all investments or just some investments and whether ESG is the only factor or one of many in making investment decisions.
f.	Include an ESG Risk that is appropriate to the Adviser’s strategy.

Response: The Prospectus has been revised to address each of the Staff’s comments. While the Adviser incorporates ESG factors into the stock selection process for the Fund, its use of ESG factors is not determinative. Disclosure with respect to the Adviser’s use of ESG factors in the stock selection process for the Fund has been added to the section entitled “Additional Information About the Fund’s Investment Strategies.”

5.	In the section of the Prospectus entitled “Summary of Principal Investment Strategies,” disclosure regarding concentration of investments in an industry is duplicated. Please delete repetitive disclosure.

Response: The Prospectus has been revised to address the Staff’s comment.

6.	In the section of the Prospectus entitled “Additional Information About the Fund’s Investment Strategies,” disclosure regarding information provided in the Statement of Additional Information (“SAI”) is duplicated. Please delete repetitive disclosure.

Response: The Prospectus has been revised to address the Staff’s comment.

FundVantage Trust October 2, 2020 Page 3

7.	Since the Adviser has not managed a mutual fund before, consider adding “New Adviser Risk” disclosure.

Response: The Prospectus has been revised to address the Staff’s comment.

8.	The staff notes that the prior performance information follows the Staff’s guidance in Nicholas-Applegate, Securities and Exchange Commission (“SEC”) No-Action Letter (pub. avail. Aug. 6, 1996) (“Nicholas-Applegate”). Please replace “technique” with investment strategies to comply with the guidance in Nicholas-Applegate.

Response: The Prospectus has been revised to address the Staff’s comment.

9.	Under the prior performance table, the text “As of May 31, 2020” does not appear to correspond to the table.

Response: The Prospectus has been revised to address the Staff’s comment.

10.	If the prior performance information was calculated using a method other than the standard SEC method, please describe the method and explain any differences.

Response: The performance information for the Adviser’s Composite was calculated differently than the method for calculating performance for registered investment companies prescribed by the SEC. The Prospectus has been revised to address the Staff’s comment and add such disclosure.

11.	In the Investment Limitations section of the SAI, please revise to clearly disclose which policies are fundamental and require shareholder approval to be changed.

Response: The SAI has been revised to address the Staff’s comment.

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Best regards,

/s/ John P. Falco

John P. Falco

Partner

cc:	Joel L. Weiss, President of FundVantage Trust

T. Richard Keyes, Treasurer of FundVantage Trust

John M. Ford, Esq.